FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo and Dye's Section 16 Filer www.section16.net

1. Name and Address of Reporting Person* Grundhofer, Jerry A.	2. Issuer Name and Ticker or Trading Symbol U.S. Bancorp (USB)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer (give title below) Other (specify below) Chairman, President and Chief Executive Officer
(Last) (First) (Middle) 800 Nicollet Mall	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 1/24/03
(Street) Minneapolis, MN 55402		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.01 par value	1/24/03		M		67,003	A	$4.86
Common Stock, $0.01 par value	1/24/03		F		67,003	D	$21.76	227,351(1)	I	Family Trust
Common Stock, $0.01 par value								17,714.95(2)	I	401(k) Plan
Common Stock, $0.01 par value								15,000	I	IRA Rollover
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Restricted Stock Units	1-for-1							(3)	(3)	Common Stock	235,991		235,991(4)	D
Restricted Stock Units	1-for-1							12/31/06	12/31/06	Common Stock	314,194		314,194(4)	D
Deferred Compensation Plan Participation	1-for-1	1/24/03		M		232,997		(5)	(5)	Common Stock	717,309.03	$4.86	717,309.03	D
Employee Stock Option (Right to Buy)	$4.86	1/24/03		M			300,000	(6)	5/09/03	Common Stock	300,000		0	D
Employee Stock Option (Right to Buy)	$21.64								12/17/12	Common Stock	674,000		674,000	D
Employee Stock Option (Right to Buy)	$19.23								12/18/11	Common Stock	1,000,000		1,000,000	D
Employee Stock Option (Right to Buy)	$21.6875								12/12/10	Common Stock	1,070,000		1,070,000	D
Employee Stock Option (Right to Buy)	$21.375								12/14/09	Common Stock	590,000		590,000	D
Employee Stock Option (Right to Buy)	$23.7917								11/20/08	Common Stock	600,000		600,000	D
Employee Stock Option (Right to Buy)	$23.7917								11/20/08	Common Stock	540,000		540,000	D
Employee Stock Option (Right to Buy)	$18.9167								12/09/07	Common Stock	5,289		5,289	D
Employee Stock Option (Right to Buy)	$18.9167								12/07/07	Common Stock	534,711		534,711	D
Employee Stock Option (Right to Buy)	$10.11								12/10/06	Common Stock	9,882		9,882	D
Employee Stock Option (Right to Buy)	$10.11								12/09/06	Common Stock	530,118		530,118	D
Employee Stock Option (Right to Buy)	$6.7633								12/12/05	Common Stock	14,778		14,778	D
Employee Stock Option (Right to Buy)	$6.7633								12/09/05	Common Stock	525,222		525,222	D
Employee Stock Option (Right to Buy)	$3.7633								12/10/04	Common Stock	540,000		540,000	D
Employee Stock Option (Right to Buy)	$4.2233								6/11/04	Common Stock	445,266		445,266	D
Employee Stock Option (Right to Buy)	$5.64								5/09/03	Common Stock	350,000		350,000	D

Explanation of Responses:

(1) Includes 18,179 shares previously reported incorrectly as direct holdings.
(2) Based on a plan report dated 12/31/02, the most recent plan report available.
(3) The restricted stock units vest 100% on December 17, 2006, or 25% on December 17th of each of 2003, 2004 and 2005 if certain performance criteria are met in those years. Additional holding restrictions may apply.
(4) Includes restricted stock units acquired in January pursuant to a dividend reinvestment feature of the reporting person's restricted stock unit award.
(5) Deferred Compensation Plan Participation is payable in common stock following termination of the reporting person's employment with U.S. Bancorp.
(6) The option vested in four equal annual installments beginning on May 12, 1994.

By: /s/ Lee R. Mitau For Jerry A. Grundhofer **Signature of Reporting Person	1/27/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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          If space is insufficient, See Instruction 6 for procedure.

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POWER OF ATTORNEY

 This statement confirms that I have authorized and designated
Lee R. Mitau, Laura F. Bednarski and Tracy J. Knewtson, and each of them, as my attorney-in-fact to execute and file on my behalf all Forms
3, 4 and 5 (including any amendments) that I may be required to file with the Securities and Exchange Commission as a result of my ownership of or transactions in securities of U.S. Bancorp.  Their authority under Statement shall continue until I am no longer required to file
Forms 4 and 5 with regard to my ownership of or transactions in securities of U.S. Bancorp, unless I revoke it earlier writing.  I acknowledge that they are not assuming any of my responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Dated:  9-4-02

    /s/Jerry A. Grundhofer
    Signature

    Jerry A. Grundhofer
    Printed Name